Exhibit 1

Form 51-102F3
Material Change Report

Item 1

Name and Address of Company

Harry Winston Diamond Corporation
P.O. Box 4569, Station A
Toronto, Ontario
M5W 4T9

Item 2

Date of Material Change

March 19, 2009.

Item 3

News Release

A news release with respect to the material change referred to in this report was issued in Toronto, Ontario via Canada NewsWire on March 19, 2009. A copy of the press release has been filed on SEDAR and is available at www.sedar.com.

Item 4

Summary of Material Change

On March 19, 2009, Harry Winston Diamond Corporation ("Harry Winston") announced a strategic investment by Kinross Gold Corporation ("Kinross"), whereby Kinross will make a net investment of U.S.$150 million.

Item 5

Full Description of Material Change

On March 19, 2009, Harry Winston announced a strategic investment by Kinross, whereby Kinross will make a net investment of U.S.$150 million. As part of the transaction the parties have agreed to jointly consider other opportunities in the diamond mining industry.

According to the terms of the agreement, Kinross has agreed to subscribe for 15.2 million treasury shares from Harry Winston at a price of U.S.$3.00 per share, being approximately 19.9% of Harry Winston’s issued equity post the transaction. Kinross has the right to maintain this equity level by participating in future equity financings. In addition, Kinross has agreed to subscribe for new partnership units representing a 22.5% interest in the limited partnership (the "Partnership") which holds Harry Winston’s 40% joint venture interest in the Diavik Diamond Mine, for a net effective subscription value of U.S.$104.4 million. Following closing of the transaction, Kinross will be offered a seat on Harry Winston’s Board of Directors.

Harry Winston will use the U.S.$150 million proceeds of the transaction to repay existing bank debt of Harry Winston and the Partnership and for general corporate purposes. In addition the proceeds will fund Harry Winston’s share of the capital costs to complete the underground expansion of the Diavik Diamond Mine that will provide access to reserves which take the mine life to beyond 2022. Harry Winston will continue to market the Partnership’s entire share of diamond production from the Diavik Diamond Mine, including the portion attributable to Kinross’ interest.

Closing of the transaction, which is expected to occur as soon as practicable and no later than April 13, 2009, is subject to, among other things, receipt of all third party and regulatory approvals or consents required by Harry Winston for the completion of the transactions, including customary Toronto Stock Exchange and New York Stock Exchange share listing approval (which approvals have been obtained), as well as all consents or approvals of the lenders required in connection with the repayment of existing bank debt of Harry Winston and the Partnership, and execution of definitive documentation with respect to Kinross’ investment in the Partnership, all on terms and conditions acceptable to the parties.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Robert A. Gannicott, Chairman and Chief Executive Officer

Item 9

Date of Report

March 30, 2009.

HARRY WINSTON DIAMOND CORPORATION

By: /s/ Beth Bandler
Name: Beth Bandler
Title: Senior Vice-President &
General Counsel, Legal and HR